Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Among

HILTON HOTELS CORPORATION,

BH HOTELS LLC

and

BH HOTELS ACQUISITION INC.

Dated as of July 3, 2007

TABLE OF CONTENTS

		Page
	ARTICLE I
	The Merger; Closing; Effective Time
1.1.	The Merger	1
1.2.	Closing	2
1.3.	Effective Time	2
	ARTICLE II
	Certificate of Incorporation and Bylaws of the Surviving Corporation
2.1.	The Certificate of Incorporation	2
2.2.	The Bylaws	2
	ARTICLE III
	Directors and Officers of the Surviving Corporation
3.1.	Directors	3
3.2.	Officers	3
	ARTICLE IV
	Effect of the Merger; Exchange of Certificates
4.1.	Effect on Capital Stock	3
4.2.	Exchange of Certificates	4
4.3.	Treatment of Stock Plans	6
4.4.	Adjustments to Prevent Dilution	8
4.5.	Debt Offers	8
	ARTICLE V
	Representations and Warranties
5.1.	Representations and Warranties of the Company	11
5.2.	Representations and Warranties of Parent and Merger Sub	27

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	ARTICLE VI
	Covenants
6.1.	Interim Operations	32
6.2.	No Solicitation of Transactions	38
6.3.	Proxy Statement	41
6.4.	Stockholders Meeting	42
6.5.	Filings; Other Actions; Notification	42
6.6.	Access and Reports	46
6.7.	Stock Exchange De-listing	47
6.8.	Publicity	47
6.9.	Employee Benefits	47
6.10.	Expenses	48
6.11.	Indemnification; Directors’ and Officers’ Insurance	48
6.12.	Takeover Statutes	50
6.13.	Parent Vote	50
6.14.	Financing	51
6.15.	Resignations	53
	ARTICLE VII
	Conditions
7.1.	Conditions to Each Party’s Obligation to Effect the Merger	53
7.2.	Conditions to Obligations of Parent and Merger Sub	53
7.3.	Conditions to Obligation of the Company	55
	ARTICLE VIII
	Termination
8.1.	Termination by Mutual Consent	55
8.2.	Termination by Either Parent or the Company	55
8.3.	Termination by the Company	56
8.4.	Termination by Parent	57
8.5.	Effect of Termination and Abandonment	57
	ARTICLE IX
	Miscellaneous and General
9.1.	Survival	60
9.2.	Modification or Amendment	60
9.3.	Waiver of Conditions	60
9.4.	Counterparts	60

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9.5.	Governing Law And Venue; Waiver Of Jury Trial	60
9.6.	Notices	61
9.7.	Entire Agreement	62
9.8.	No Third Party Beneficiaries	63
9.9.	Obligations of Parent and of the Company	63
9.10.	Remedies	64
9.11.	Transfer Taxes	64
9.12.	Definitions	64
9.13.	Severability	64
9.14.	Interpretation; Construction	65
9.15.	Assignment	65
Annex A Defined Terms		A-1

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of July 3, 2007, among Hilton Hotels Corporation, a Delaware corporation (the “Company”), BH Hotels LLC, a Delaware limited liability company (“Parent”), and BH Hotels Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub,” the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, the respective boards of directors of each of Merger Sub and the Company and the managing members of Parent have approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement.

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Blackstone Real Estate Partners VI L.P. and Blackstone Capital Partners V L.P. (the “Guarantors”) are entering into a guarantee with the Company (the “Guarantee”) pursuant to which the Guarantors are guaranteeing certain obligations of Parent and Merger Sub (collectively, the “Buyer Parties”) in connection with this Agreement.

WHEREAS, the Company and the Buyer Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1.          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”), and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the Company shall continue its corporate existence under the Laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II.  The Merger shall have the effects provided by this Agreement and the DGCL and other applicable Law.

1.2.          Closing.  Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, Suite 2100, Los Angeles, California, at 6:00 a.m. (Pacific Time) as promptly as practicable (but in no event later than the third (3rd) third business day) (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.  For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York and the City of Los Angeles.

1.3.          Effective Time.  As soon as practicable following the Closing, the Company and Parent will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL.  The Merger shall become effective at the time when the Certificate of Merger has been duly filed by the office of the Secretary of State of the State of Delaware or at such later date as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and Bylaws
of the Surviving Corporation

2.1.          The Certificate of Incorporation.  The certificate of incorporation of the Company shall be amended as a result of the Merger so as to read in its entirety as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (the “Charter”), until duly amended as provided therein or by applicable Laws except that the name of the Surviving Corporation shall be Hilton Hotels Corporation and the provision in the certificate of incorporation of Merger Sub naming its incorporator shall be omitted.

2.2.          The Bylaws.  The parties hereto shall take all actions necessary so that the bylaws of the Company in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law.

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1.          Directors.  The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, consist of the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter, the Bylaws and the DGCL.

3.2.          Officers.  The officers of the Company at the Effective Time (other than Stephen Bollenbach) shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter, Bylaws and the DGCL.

ARTICLE IV

Effect of the Merger;
Exchange of Certificates

4.1.          Effect on Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of the Company, Merger Sub, the holder of any capital stock of the Company or the sole stockholder of Merger Sub:

(a)           Merger Consideration.  Each share of the Common Stock, par value $2.50 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (each Share referred to in clause (i) or clause (ii) being an “Excluded Share” and collectively, the “Excluded Shares”)) shall be converted into the right to receive $47.50 per Share in cash (the “Per Share Merger Consideration”).  At the Effective Time, all of the Shares (other than the Shares to remain outstanding pursuant to Section 4.1(b)) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest and each certificate formerly representing Shares owned by Dissenting Stockholders shall thereafter only represent the right to receive the payment to which reference is made in Section 4.2(f).

(b)           Cancellation of Excluded Shares.  Each Excluded Share (other than Shares owned by any direct or indirect wholly owned Subsidiary of Parent or the Company and not held on behalf of third parties, which shall remain outstanding) referred to in Section 4.1(a)(i) or 4.1(a)(ii) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to the right of the holder of any Excluded Share referred to in Section 4.1(a)(ii) to receive the payment to which reference is made in Section 4.2(f).

(c)           Merger Sub.  At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2.          Exchange of Certificates.

(a)           Paying Agent.  At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 4.1(a) (such cash being hereinafter referred to as the “Exchange Fund”).  The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment.  Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to the Surviving Corporation.  To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 4.1(a).

(b)           Exchange Procedures.  Promptly after the Effective Time (but in any event within five (5) business days), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the

Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) in exchange for the Per Share Merger Consideration.  Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) multiplied by (y) the Per Share Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c)           Transfers.  From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article IV.

(d)           Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the stockholders of the Company for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation.  Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)), without any interest thereon.  Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.  For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(e)           Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

(f)            Appraisal Rights.  No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL.  Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder.  The Company shall (i) give Parent prompt notice of any demand for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal and (ii) shall permit Parent to direct and control all negotiations and proceedings with respect to demand for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Parent given (or not) in its sole and absolute discretion, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g)           Withholding Rights.  Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, or any other applicable state, local or foreign Tax Law.  To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts (i) shall be remitted by Parent or the Surviving Corporation, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

4.3.          Treatment of Stock Plans.

(a)           Options.  Except as otherwise agreed in writing by the holder and Parent, at the Effective Time, each outstanding option to purchase Shares (a “Company Option”) under the Stock Plans, vested or unvested, shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than seven (7) business days after the Effective Time), an amount in cash equal to the product of (x) the total number of Shares subject to the Company Option immediately prior to the Effective Time times (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Option, less applicable Taxes required to be withheld with respect to such payment.

(b)           Performance Units.  Except as otherwise agreed in writing by the holder and Parent, at the Effective Time (but in any event no later than seven (7) business days after the Effective Time), each outstanding performance share unit (a “Performance Unit”) under the 2004 Omnibus Equity Compensation Plan of the Company, shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than seven (7) business days after the Effective Time), an amount in cash equal to the product of (x) the total number of Shares subject to such Performance Unit immediately prior to the Effective Time using the achievement level under the respective award agreement and 2004 Omnibus Equity Compensation Plan of the Company set forth in Section 4.3(b) of the Company Disclosure Letter times (y) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment; provided, however, that the Performance Units granted in January 2005 shall be terminated for no consideration.

(c)           Restricted Stock Units.  Except as otherwise agreed in writing by the holder and Parent, at the Effective Time, each outstanding restricted stock unit (an “RSU”) under the Stock Plans, shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time (but in any event no later than seven (7) business days after the Effective Time), an amount in cash equal to the product of (x) the total number of Shares subject to such RSU immediately prior to the Effective Time times (y) the Per Share Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(d)           Company Awards.  Except as otherwise agreed in writing by the holder and Parent, at the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Stock Plans and any other Benefit Plans including, but not limited to, the stock units under the Hilton Hotels Corporation Supplemental Retirement and Retention Plan, other than Company Options, Performance Units and RSUs (the “Company Awards”), shall be cancelled and shall only entitle the holder thereof to receive, at such times as specified in the applicable Stock Plans or Benefit Plans, an amount in cash equal to the product of (x) the total number of Shares subject to such Company Award immediately prior to the Effective Time times (y) the Per Share Merger Consideration (or, if the Company Award provides for payments to the extent the value of the Shares exceeds a specified reference price, the amount, if any, by which the Per Share Merger Consideration exceeds such reference price), less applicable Taxes required to be withheld with respect to such payment.

(e)           Corporate Actions.  At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt resolutions to implement the provisions of Sections 4.3(a), 4.3(b), 4.3(c) and 4.3(d) (including any agreements in writing between a holder and Parent).  The Company hereby agrees that, notwithstanding any other provision of this Section 4.3, prior to the Effective Time the Company will make alternative appropriate proposals to those contained in Sections 4.3(a), 4.3(b), 4.3(c) and 4.3(d) above in any jurisdiction where a statutory corporation tax deduction or other taxation benefit would be available in respect of any Company Options, RSUs, Performance Units or any other share-based awards existing under the Stock Plans, so as to make reasonable efforts to ensure that such statutory corporation tax deduction or other taxation benefit is obtained.

4.4.          Adjustments to Prevent Dilution.  Subject to compliance with Section 6.1, in the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted.

4.5           Debt Offers

(a)           The Company shall use its commercially reasonable efforts to commence as promptly as practicable following the date of receipt of the Offer Documents from Parent pursuant to subparagraph (c) below and written instructions from Parent to commence the Debt Offers (as defined below), offers to purchase, and related consent solicitations (or, in the case of the 3.375% Convertible Senior Notes due 2023 (the “Convertible Senior Notes”),  a consent solicitation which is not related to a concurrent offer to purchase) with respect to Senior Notes (as defined below) on the terms and conditions set forth in Section 4.5 of the Parent Disclosure Letter (or as may otherwise be agreed between the Company and Parent) and such other customary terms and conditions as are reasonably acceptable to Parent and the Company (including the related or stand-alone consent solicitations, collectively, the “Debt Offers”); provided that (i) this Agreement shall have not been terminated in accordance with Article VIII, (ii) the Company shall have received from Parent the completed Offer Documents which shall be in form and substance reasonably satisfactory to the Company, and (iii) at the time of such commencement, the Buyer Parties shall have otherwise performed or complied with all of their agreements and covenants required by this Agreement to be performed on or prior to the time that the Debt Offers are to be commenced. The Company shall waive any of the conditions to the Debt Offers (other than that the Merger shall have been consummated and that there shall be no order prohibiting consummation of the Debt Offers) as may be reasonably requested by Parent in writing and shall not, without the written consent of Parent, waive any condition to the Debt Offers or make any changes to the Debt Offers other than as agreed between Parent and the Company. The Company does not need to make any change to the terms and conditions of the Debt Offers without its prior written consent, which shall not be unreasonably withheld, provided that such consent shall not be required for (A) an increase in any consideration payable in the Debt Offers, (B) any extension of any consent date, price determination date, settlement date or expiration date, (C) any change in the provisions of the indentures governing the Senior Notes being amended or deleted or in the terms of any such amendments or (D) any change that is not material.  “Senior Notes” means the following securities issued by the Company: (a) 7.625% Senior Notes Due 2008 (US$400,000,000 principal amount outstanding), (b) 7.20% Senior Notes Due 2009 (US$200,000,000 principal amount outstanding), (c) 8.25% Senior Notes Due 2011 (US$300,000,000 principal amount outstanding), (d) 7.625% Senior Notes Due 2012 (US$375,000,000 principal amount outstanding), (e) 7.50% Senior Notes Due 2017 (US$200,000,000 principal amount outstanding), (f) 7.43% Chilean Inflation — Indexed (UF) Notes Due 2009 (CLP$67,715,000,000 principal amount outstanding), (g) 8% Quarterly Interest Bonds Due 2031 (US$200,000,000 principal amount outstanding) and (h) 3.375% Convertible Senior Notes (US$575,000,000 principal amount outstanding).

(b)           The Company agrees that, promptly following the consent expiration date, assuming the requisite consents are received, each of the Company and its Subsidiaries as is necessary shall execute supplemental indentures to the indentures governing the Senior Notes, which supplemental indentures shall implement the amendments set forth in the Offer Documents and shall become operative upon acceptance of the Senior Notes for payment pursuant to the Debt Offers (or in the case of a Debt Offer which is a stand-alone consent solicitation, the conditions thereto being satisfied or waived) and concurrently with the Effective Time, subject to the terms and conditions of this Agreement (including the conditions to the Debt Offers). Concurrent with the Effective Time, Parent shall cause the Company to accept for payment and after the Effective Time, Parent shall cause the Surviving Corporation to promptly pay for the Senior Notes that have been properly tendered and not properly withdrawn pursuant to the Debt Offers and, subject to receipt of the requisite consents, pay for consents validly delivered and not revoked in accordance with the Debt Offers.

(c)           Promptly after the date of this Agreement, Parent, at its own expense, shall prepare all necessary and appropriate documentation in connection with the Debt Offers, including the offers to purchase, related consents and letters of transmittal and other related documents (collectively, the “Offer Documents”). Parent and the Company shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the preparation of the Offer Documents.  The Offer Documents (including all amendments or supplements thereto) and all mailings to the holders of the Senior Notes in connection with the Debt Offers shall be subject to the prior review of, and comment by, the Company and Parent and shall be reasonably acceptable in form and substance to each of them.  If at any time prior to the completion of the Debt Offers any information in the Offer Documents should be discovered by the Company or its Subsidiaries, on the one hand, or Parent, on the other, which should be set forth in an amendment or supplement to the Offer Documents, so that the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party in writing, and an appropriate amendment or supplement describing such information shall be disseminated by or on behalf of the Company to the holders of the applicable Senior Notes. Notwithstanding anything to the contrary in this Section 4.5, the Company shall comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other applicable Law to the extent such Laws are applicable in connection with the Debt Offers.  To the extent that the provisions of any applicable Law conflict with this Section 4.5, the Company shall comply with the applicable Law and shall not be deemed to have breached their obligations hereunder by such compliance.

(d)           In connection with the Debt Offers, Parent may select one or more dealer managers or solicitation agents (of which one such dealer manager or solicitation agent shall be UBS Securities LLC and which others will be reasonably acceptable to the Company), information agents, depositaries and other agents to provide assistance in connection therewith and the Company shall, and shall cause the Subsidiaries to, enter into customary agreements (including indemnities) with such parties so selected and on terms and conditions acceptable to Parent. Parent shall pay the fees and expenses of any dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Offers, and Parent further agrees to reimburse the Company and its Subsidiaries for all of their reasonable out-of-pocket costs (including reasonable fees and expenses of their Representatives) in connection with the Debt Offers promptly following incurrence and delivery of reasonable documentation of such costs. The Buyer Parties shall, on a joint and several basis, indemnify and hold harmless the Company and its Subsidiaries, their Representatives (other than any direct indemnification of any dealer manager or solicitation agent, which shall be indemnified under the applicable dealer manager or solicitation agent agreement; provided, however, that the Buyer Parties shall indemnify the Company and its Subsidiaries from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any dealer manager or solicitation agent agreement) from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Offers and the Offer Documents; provided, however, that none of the Buyer Parties shall have any obligation to indemnify and hold harmless any such party or person to the extent that such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred arises from disclosure regarding the Company and its Subsidiaries supplied by such party or person or included in any Company Report that is determined to have contained a material misstatement or omission.

(e)           To the extent that, as of the Closing Date, the requisite consents specified in Section 4.5 of the Parent Disclosure Letter have not been validly delivered (without having been properly withdrawn) in accordance with the Debt Offers with respect to any series of Senior Notes by the holders thereof, at the request of Parent, the Company shall, immediately prior to the Effective Time, issue an irrevocable notice of optional redemption for all of the then outstanding Senior Notes of such series as have not delivered the requisite consents and which are redeemable in accordance with the terms of such series of Senior Notes and the applicable indenture governing such series of Senior Notes and which shall provide for the satisfaction and discharge of such Senior Notes and such indentures with respect to such series of Senior Notes or assist Parent in making arrangements for the defeasance of any such series of Notes in accordance with the terms of the applicable indenture and the terms of such series to the extent that such instruments permit such defeasance; provided, Parent shall have provided written notice to the Company confirming that all conditions set forth in Sections 7.1 and 7.2 have been satisfied (or with respect to Section 7.2 waived) and that the Buyer Parties are prepared to proceed immediately with the Closing; and provided further that, Parent shall irrevocably deposit with the applicable trustee under the applicable indenture at the Closing sufficient funds or securities, as applicable, to effect such satisfaction and discharge or defeasance.

ARTICLE V

Representations and Warranties

5.1.          Representations and Warranties of the Company.  Except as set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2006 filed February 28, 2007 or in any other Company Report filed after February 28, 2007 and publicly available prior to the date of this Agreement (other than, in each case, disclosures in the “Risk Factors” sections thereof or any such disclosures included in such filings that are cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to the Buyer Parties that:

(a)           Organization, Good Standing and Qualification.  Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate, limited partnership, limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.  The Company has made available to Parent complete and correct copies of the Company’s and its Significant Subsidiaries’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date hereof (collectively, the “Organizational Documents”), and each as so made available is in effect on the date hereof.  Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (i) no dissolution, revocation or forfeiture proceedings regarding the Company or any of its Subsidiaries have been commenced and (ii) neither the Company nor any Subsidiary is in violation of any of the Organizational Documents.

As used in this Agreement, the term (i) ”Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; (ii) ”Significant Subsidiary” means those Subsidiaries of the Company listed in Section 5.1(a) of the Company Disclosure Letter; (iii) “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract, credit agreement or otherwise; and (iv) ”Company Material Adverse Effect” means an effect, event, development or change that is materially adverse to the financial condition, business, assets, or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following shall constitute or be taken into account in determining whether there has been or is a Company Material Adverse Effect:

(A)          changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates;

(B)           changes in Law or tax, regulatory, political or business conditions that, in each case, generally affect the geographic regions or industries in which the Company and its Subsidiaries conduct their business (unless, and only to the extent, such effect, event, development or change affects the Company and its Subsidiaries in a disproportionate manner as compared to other Persons or participants in the industries in which the Company and its Subsidiaries conduct their business and that operate in the geographic regions affected by such effect, event, development or change),
(C)           changes in GAAP or interpretation thereof after the date hereof,
(D)          the negotiation, execution, announcement or performance of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement, including the impact thereof on the Company’s credit ratings and/or relationships, contractual or otherwise, with tenants, suppliers, lenders, financing sources, investors, venture partners or employees,
(E)           acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement (unless, and only to the extent, such effect, event, development or change affects the Company and its Subsidiaries in a disproportionate manner as compared to other Persons or participants in the industries in which the Company and its Subsidiaries conduct their business and that operate in the geographic regions affected by such effect, event, development or change),
(F)           earthquakes, hurricanes or other natural disasters (unless, and only to the extent, such effect, event, development or change affects the Company and its Subsidiaries in a disproportionate manner as compared to other persons or participants in the industries in which the Company and its Subsidiaries conduct their business and that operate in the geographic regions affected by such effect, event, development or change),
(G)           any action taken by the Company or its Subsidiaries at the request or with the consent of any of the Buyer Parties,
(H)          any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of this Agreement, provided that any effect, event, development or change underlying such failure shall be considered in determining whether there has been or is a Company Material Adverse Effect, or

(I)            any action brought or threatened by or on behalf of any holder of equity interests in the Company or any of its Subsidiaries arising out of or relating to the transactions contemplated by this Agreement.
With respect to references to Company Material Adverse Effect in the representations and warranties set forth in Section 5.1(d), the exceptions set forth in clause (D) shall not apply.  The parties agree that the mere fact of a decrease in the market price of the Shares shall not, in and of itself, constitute a Company Material Adverse Effect, but any effect, event, development or change underlying such decrease (other than any such effects, events, developments or changes set forth in clauses (A) through (I) above) shall be considered in determining whether there has been or is a Company Material Adverse Effect.

(b)           Capital Structure.

(i)            The authorized Common Stock of the Company consists of 500,000,000 Shares, of which 389,985,067 Shares were outstanding as of the close of business on June 29, 2007; and the authorized Preferred Stock, par value $1.00 per share, of the Company consists of 24,832,700 shares, none of which were outstanding as of the date hereof.  All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable.  As of June 29, 2007, there were Company Options to purchase 14,564,758 Shares outstanding, 4,755,791 RSUs outstanding, Performance Units that have been issued covering up to 1,971,522 Shares and 893,623 Shares issuable in respect of Company Awards issued pursuant to the employment agreement listed in Section 5.1(b) of the Company Disclosure Letter.  As of June 29, 2007, other than 52,505,310 Shares reserved for issuance under the Hilton Hotels Corporation 1990 Stock Option and Stock Appreciation Rights Plan, Hilton Hotels Corporation 1996 Stock Incentive Plan, Hilton Hotels Corporation 1997 Independent Director Stock Option Plan, Hilton Hotels Corporation 2004 Omnibus Equity Compensation Plan, Hilton Hotels Corporation Director Stock and Deferred Retainer Plan and Hilton Hotels Corporation Supplemental Retirement and Retention Plan (collectively, the “Stock Plans”) and 25,550,444 Shares reserved for issuance upon conversion of the Convertible Senior Notes, the Company has no Shares reserved for issuance.  Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for directors’ qualifying shares, and as would not reasonably be likely to have a Company Material Adverse Effect, owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”).  Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.  Upon any issuance of any Shares in accordance with the terms of the Stock Plans or conversion of the Convertible Senior Notes, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens.  Except for the Convertible Senior Notes, none of the Company or any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.  For purposes of this Agreement, a wholly owned Subsidiary of the Company shall include any Subsidiary of the Company of which all of the shares of capital stock of such Subsidiary, other than director qualifying shares, are owned by the Company (or a wholly owned Subsidiary of the Company).  Since June 29, 2007 and through the date of this Agreement, other than the issuance of Shares pursuant to the exercise of Company Options, the issuance of shares pursuant to RSUs, Performance Units or Company Awards or the conversion of Convertible Senior Notes, in each case outstanding as of June 29, 2007, there has been no change in the number of shares of outstanding capital stock of the Company or the number of Company Options, RSUs or Performance Units.

(ii)           The Company has provided Parent with a list of the Company Options (with the exercise prices thereunder), RSUs, Performance Units and other Company Awards, in each case outstanding as of June 29, 2007, and the name of the Person to whom such Company Options, RSUs, Performance Units and other Company Awards have been granted.

(iii)          Except as set forth in the Company’s certificate of incorporation or the Company’s bylaws, there are no agreements or understandings to which the Company is a party with respect to the voting of any Shares or which restrict the transfer of any such shares, nor as of the date of this Agreement does the Company have knowledge of any third party agreements or understandings with respect to the voting of any such shares.

(iv)          As of June 29, 2007, there was no outstanding indebtedness for borrowed money of the Company and its Subsidiaries in excess of $10,000,000 in principal amount, other than indebtedness in the amounts identified by instrument in Section 5.1(b)(iv) of the Company Disclosure Letter and excluding inter-

company indebtedness among the Company and its wholly-owned Subsidiaries and excluding, for the avoidance of doubt, any guarantees by the Company or any of its Subsidiaries of the indebtedness of any other Person.

(v)           The Company does not have a “poison pill” or similar stockholder rights plan.

(c)           Corporate Authority; Approval and Opinion of Company Financial Advisor.

(i)            The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to approval of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”), to perform its obligations under this Agreement and to consummate the Merger.  This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii)           The board of directors of the Company has (A) approved, adopted and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and adopted a resolution recommending that this Agreement be adopted by the stockholders of the Company (the “Company Recommendation”), (B) directed that this Agreement be submitted to the stockholders of the Company for their adoption at a stockholders’ meeting duly called and held for such purpose and (C) received the opinion of UBS Securities LLC to the effect that, as of the date of such opinion, the Per Share Merger Consideration to be received in the Merger by the holders of the Shares is fair, from a financial point of view, to such holders.  The Company will make available to Parent a complete and correct copy of such opinion promptly after receipt thereof by the Company.  It is agreed and understood that such opinion is for the benefit of the Company’s board of directors and may not be relied on by Parent or Merger Sub.

(d)           Governmental Filings; No Violations; Certain Contracts.

(i)            Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other antitrust, competition or premerger notification, trade regulation Law, regulation or Order, (C) under the Exchange

Act, (D) applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), (E) under stock exchange rules, (F) as may be required in connection with the payment of any transfer and gain taxes, (G) as may be required by federal, state or local Environmental Laws (such approvals referred to in Subsections (B) through (G) of this Section 5.1(d), the “Company Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, clearances, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity or arbitral or similar forum (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, except those, the failure to make or obtain which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(ii)           The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) not otherwise terminable by the other party thereto on 90 days’ or less notice binding upon the Company or any of its Subsidiaries or (C) assuming compliance with the matters referred to in Section 5.1(d)(i), a violation of any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(e)           Compliance with Laws; Licenses.  The businesses of each of the Company and its Subsidiaries have not been since December 31, 2006, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, determination, arbitration award, agency requirement, license or permit of any

Governmental Entity (collectively, “Laws”), except for violations that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.  No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews, the outcome of which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.  The Company and its Subsidiaries each has obtained and is in compliance with all permits, certifications, clearances, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.  No suspension or cancellation of any Licenses is pending or, to the Knowledge of the Company, threatened, and no such suspension or cancellation will result from the transactions contemplated by this Agreement, except for suspensions or cancellations that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(f)            Company Reports; Financial Statements.

(i)            The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since January 1, 2005 (the forms, statements, certifications, reports and documents filed or furnished since January 1, 2005 and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”).  Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act and any rules and regulations promulgated thereunder applicable to the Company Reports.  As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  The Company has made available to Parent copies of all material correspondence between the SEC and the Company since January 1, 2005.  As of the date of this Agreement, there are no material outstanding or unresolved comments received from the SEC staff with respect to the Company Reports.  None of the Company’s Subsidiaries is or has been required to file any form, report or other document with the SEC or any securities exchange or quotation service.

(ii)           Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the statements of consolidated income, cash flows and stockholders’ equity included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of Company Reports filed after the date hereof, will fairly present in all material respects the financial position, results of operations and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and year-end adjustments), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated, except as may be noted therein and in compliance with, in all material respects, applicable accounting requirements and the rules and regulations of the SEC.

(iii)          Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company and its Subsidiaries or in the notes thereto, other than liabilities and obligations (A) set forth in the Company’s consolidated balance sheet as of March 31, 2007 included in its Form 10-Q for the quarter ended March 31, 2007 or in the notes thereto, (B) incurred in the ordinary course of business consistent with past practice since March 31, 2007, (C) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement, or (D) that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

The term “Knowledge” when used in this Agreement with respect to the Company shall mean the actual knowledge of those persons set forth in Section 5.1(f) of the Company Disclosure Letter.

(g)           Absence of Certain Changes.  Except as disclosed in the Company Reports filed prior to the date hereof, since December 31, 2006 and through the date of this Agreement, the Company and its Subsidiaries have substantially conducted their respective businesses only in, and have not engaged in any material transaction other than according to the ordinary and usual course of such businesses consistent with past practice and there has not been:

(i)            An effect, event, development or circumstance that, individually or in the aggregate, with all other effects, events, developments and changes, has had or would be reasonably likely to have, a Company Material Adverse Effect;

(ii)           other than regular quarterly dividends on Shares (at the rate of $0.04 per Share for each regular quarterly dividend), any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or to any wholly owned Subsidiary of the Company); or

(iii)          any material change in any tax method or election by the Company or any Subsidiary.

(h)           Litigation and Liabilities.  (i)  Except as set forth in the Company Reports filed prior to the date hereof, and except for shareholder or derivative litigation that may be brought relating to this Agreement or to the transactions contemplated by or the events leading up to this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or their respective assets or any director, officer or employee of the Company or any of its Subsidiaries or other Person, in each case, for whom the Company or any of its Subsidiaries may be liable, that would, individually or in the aggregate, reasonably be likely to (i) prevent or materially impair or delay the ability of the Company to perform its obligations under this Agreement, the consummation of the Merger or any other transaction contemplated by this Agreement, or (ii) have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon the Company or any of its Subsidiaries which, would, individually or in the aggregate, reasonably be likely to (i) prevent or materially impair or delay the ability of the Company to perform its obligations under this Agreement, the consummation of the Merger or any other transaction contemplated by this Agreement, or (ii) have a Company Material Adverse Effect.

(i)            Employee Benefits.  (i)  All material benefit and compensation plans, contracts, policies or arrangements covering current or former employees or officers of the Company and its Subsidiaries (the “Employees”) or current or former directors of the Company and its Subsidiaries under which there is a continuing financial obligation of the Company or its Subsidiaries, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, employment, change in control, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, agreements, programs, policies or arrangements sponsored, contributed to, entered into, or maintained by the Company or its Subsidiaries or for which the Company or its Subsidiaries could be reasonably expected to have any present or future liability (whether or not material, the “Benefit Plans”), other than Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States (such plans hereinafter being referred to as “Non-U.S. Benefit Plans”), are listed on Section 5.1(i)(i) of the Company Disclosure Letter, and each Benefit Plan which has received a favorable opinion letter from the Internal Revenue Service National Office, has been separately identified.  True and complete copies of all Benefit Plans listed on Section 5.1(i)(i) of the Company Disclosure Letter have been made available to Parent.

(ii)           All Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) and Non U.S. Benefit Plans, (collectively, “U.S. Benefit Plans”), are in substantial compliance with their respective terms and ERISA, the Internal Revenue Code of 1986, as amended (the “Code”) and other applicable Laws, except for violations that, would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.  Each U.S. Benefit Plan, which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) or has applied to the IRS for such favorable determination letter under Section 401(b) of the Code, and the Company is not aware of any circumstances likely to result in the loss of the qualification of such ERISA Plan under Section 401(a) of the Code.  Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would reasonably be likely to have a Company Material Adverse Effect.

(iii)          Neither the Company nor any of its Subsidiaries has or is expected to incur any material liability under Subtitle C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”).  The Company and its Subsidiaries have not incurred and do not expect to incur any material withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate).

(iv)          Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Plan.

(v)           Neither the execution of this Agreement, stockholder adoption of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event) could reasonably be expected to (A) entitle any executive officer or director to severance pay or any material increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in  any other material obligation pursuant to, any of the Benefit Plans or (C) result in any payment or benefit that would not be deductible under Section 280G of the Code.

(vi)          All Non-U.S. Benefit Plans comply in all material respects with their terms and applicable local Law.  Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, all contributions to Non-U.S. Benefit Plans required to be made by the Company or its Subsidiaries through the Effective Time have been made or, if applicable, shall be accrued in accordance with country specific accounting practices.

(j)            Takeover Statutes.  The board of directors of the Company has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable Law are not applicable to this Agreement and the transactions contemplated hereby.  No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, including Section 203 of the DGCL, a “Takeover Statute”) or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

(k)           Property.  (i) Except as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect, (a) the Company and its Subsidiaries have good and marketable title to all real property owned by the Company and its Subsidiaries and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as do not affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries, (b) all of the leases and subleases of the Company and its Subsidiaries, and under which the Company or any of its Subsidiaries holds properties listed in Section 5.1(k)(iii) of the Company Disclosure

Letter, are in full force and effect, and (c) the Company does not have any Knowledge of any claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary of it under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(ii)           Section 5.1(k)(ii) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of all real property owned by the Company or any of its Subsidiaries.

(iii)          Section 5.1(k)(iii) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of all real property currently leased by the Company or any Subsidiary from a third party pursuant to a ground lease, capital lease or operating lease.

(iv)          True and correct copies of those management agreements listed in Section 5.1(k)(iv) of the Company Disclosure Letter have been made available to Parent (excluding any amendments thereto).  Section 5.1(k)(iv) of the Company Disclosure Letter describes the hotel that is the subject of each such agreement.  Each such agreement, as amended, is valid, binding and in full force and effect as against the Company or the applicable Subsidiary (and, to the knowledge of the Company, the other party thereto).

(v)           Since December 31, 2006, neither the Company nor any of its Subsidiaries has effected any securitization or sale of any time-share receivables.

(l)            Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect:  (A) the Company and its Subsidiaries are in compliance with all, and have not violated any, applicable Environmental Laws; (B) the Company and its Subsidiaries possess all permits, licenses, registrations, identification numbers, authorizations and approvals required under applicable Environmental Laws for the operation of the business as presently conducted, and neither the Company nor any of its Subsidiaries has any Knowledge that any of the foregoing will be revoked or adversely modified; (C) neither the Company nor any Subsidiary has received any written claim, notice of violation or citation concerning any violation or alleged violation of or liability under any applicable Environmental Law or concerning any Hazardous Substance, and to the Knowledge of the Company no such claim, notice or citation has been threatened against any of them; and (D) no judicial, administrative, or arbitral proceeding under any Environmental Laws or concerning Hazardous Substances to which the Company or any of its Subsidiaries is a party is pending or, to the Knowledge of the Company, threatened, nor is the Company or any of its Subsidiaries the recipient of any request for information or, to the Knowledge of the Company, the subject of any investigation in connection with any matter that could reasonably be expected to result in such a proceeding; and, to the Knowledge of the Company, there are no such proceedings pending or threatened against, or such investigations of or requests to, any other Person that would reasonably be expected to adversely affect the Company or any its Subsidiaries.

Notwithstanding any other representation or warranty in Article V of this Agreement, the representations and warranties contained in this Section 5.1(l) constitute the sole representations and warranties of the Company relating to any Environmental Law.

As used herein, the term “Environmental Law” means any Law (i) concerning pollution or the protection of the environment (including air, water, soil and natural resources), or human health or safety as affected by the foregoing, or (ii) the use, storage, handling, release or disposal of any Hazardous Substance.

As used herein, the term “Hazardous Substance” means (i) any substance listed, defined, designated or classified as hazardous, toxic or radioactive or as a pollutant or contaminant (or words of similar import) under any applicable Environmental Law, including petroleum and any derivative or by-products thereof, (ii) any polychlorinated biphenyls, asbestos, asbestos-containing materials, ureaformaldehyde insulation, and radon, and (iii) any other substance that could reasonably be expected to result in liability under any applicable Environmental Law.

(m)          Taxes.  Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect:  (i)  the Company and each of its Subsidiaries have (A) prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns are complete and accurate; (B)  paid all Taxes that are required to be paid for all periods covered by such Tax Returns (whether or not shown thereon as due and owing), or, where payment is not yet due or amounts are being contested in good faith, have made adequate provision for all Taxes in the financial statements of the Company and its Subsidiaries contained in the Company Reports in accordance with GAAP, (C) timely withheld, collected or deposited all Taxes required to be withheld, collected or deposited as the case may be, and to the extent required, have paid all Taxes to the relevant taxing authority, in respect of amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith; and for which separate reserves have been established in accordance with GAAP, and (D) not waived any statute of limitations with respect to any material amount of Taxes or agreed to any extension of time with respect to any material amount of Tax assessment or deficiency; (ii) as of the date hereof, there are not pending or, to the Knowledge of the Company, threatened in writing, any audits (or other similar proceedings initiated by a Governmental Entity) in respect of Taxes or Tax matters to which the Company is a party; (iii) the Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2005, 2004 and 2003; (iv) neither the Company nor any of its Subsidiaries (A) is or has been beginning in 2000 a member of an Affiliated group (other than a group the common parent of which is the Company or any Subsidiary) filing a consolidated federal income Tax Return or (B) has any liability for Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise; and (v) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.  Notwithstanding any other representation or warranty in Article V of this Agreement, the representations and warranties contained in Sections 5.1(f), 5.1(g), 5.1(i) and 5.1(m) constitute the sole representations and warranties of the Company relating to any Tax, Tax Return or Tax matter.

As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, social security, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, customs, governmental fees, duties, rates, levies, charges, withholdings or other like assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates, claims for refund and information returns) and any amendments thereto required to be supplied to a Tax authority relating to Taxes.

(n)           Labor Matters.  (i) Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, there is not now, nor has there been since December 31, 2006 any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries nor, to the Knowledge of the Company, is any such controversy threatened in writing as of the date hereof.  Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has breached any collective bargaining agreement or other Contract with a labor union, works council or labor organization (a “CBA”), and there are no grievances outstanding against the Company or any of its Subsidiaries under any CBA.

(ii) Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, works council, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social security taxes.  Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state or local Law within the last six months which remains unsatisfied.  The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any CBA or works council agreement or regulations to which the Company or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Averse Effect.

(o)           Intellectual Property.   (i)  Section 5.1(o) of the Company Disclosure Letter sets forth a list of all material Trademarks owned or controlled by the Company and its Subsidiaries.  Except as, individually or in the aggregate, would not reasonably be likely to have a Company Material Adverse Effect, (a) such Trademarks are subsisting and unexpired, and are valid and enforceable, (b) the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe or otherwise violate the Intellectual Property of any third party, (c) with respect to Intellectual Property used by, owned by or licensed to the Company or any Subsidiary (“Company Intellectual Property”), the Company or such Subsidiary owns the entire right, title and interest in the Company Intellectual Property purported to be owned by the Company or any Subsidiary (including all of the Trademarks listed in Section 5.1(o) of the Company Disclosure Letter), free of any adverse claims or interests and has the right to use the other Company Intellectual Property in the continued operation of its business as currently conducted, (d)  no third party is infringing or otherwise violating the Company Intellectual Property, (e) the Company takes reasonable actions to maintain, enforce and police its material Intellectual Property; and (f) the Company takes all reasonable actions to protect its material software, websites and other systems (and the information therein) from unauthorized access or use.

(ii)           For purposes of this Agreement, “Intellectual Property” means any and all intellectual property rights, including trademarks, service marks, Internet domain names, logos, trade dress, trade names, other source indicators and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”), inventions, discoveries, patents, processes, technologies, confidential information, trade secrets, know-how, copyrights and copyrightable works, software, databases and related items.

(p)           Material Contracts.  Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Contract that would be required to be filed by the Company as a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC, except for any such Contract that is a Benefit Plan or would be a Benefit Plan but for the word “material” in the definition thereof) (each such Contract a “Material Contract”), (ii) as of the date hereof, to the Knowledge of the Company, no other party to any Material Contract is in breach of or default under the terms of any Material Contract, (iii) none of the Company or any of its Subsidiaries has received any written claim of default under any such Material Contract, and no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both) and (iv) each Material Contract is a valid and binding obligation of the Company or its Subsidiary that is a party thereto and, to the Knowledge of the Company, is in full force and effect unless terminated in accordance with its terms.

(q)           Insurance.  There is no claim by the Company or any Subsidiary pending under any insurance policies which (a) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or (b) if not paid, and which, in the case of clause (a) or (b), would reasonably be likely to have a Company Material Adverse Effect.  With respect to each such insurance policy, except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries have paid, or caused to be paid, all premiums due under the policy and have not received written notice that they are in default with respect to any obligations under the policy, and (b) to the Knowledge of the Company, as of the date hereof no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation. Neither the Company nor any Subsidiary has received any written notice of cancellation or termination with respect to any existing insurance policy that is held by, or for the benefit of, any of the Company or any of its Subsidiaries, other than as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(r)            Brokers and Finders.  Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has engaged UBS Securities LLC and Moelis Advisors Division, Mercanti Securities, LLC.

(s)           Investment Company Act of 1940.  Neither of the Company nor any of its Subsidiaries is, or at the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

5.2.          Representations and Warranties of Parent and Merger Sub.  Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a)           Organization, Good Standing and Qualification.  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.  Parent has made available to the Company a complete and correct copy of the certificate of incorporation and bylaws or comparable governing documents of Parent and Merger Sub, each as in effect on the date of this Agreement.

(b)           Ownership of Merger Sub; No Prior Activities.  Merger Sub is a wholly owned subsidiary of Parent.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and Merger Sub has not conducted (or will conduct prior to the Merger) any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby and thereby.  Merger Sub owns no equity interest or ownership interest in or other security issued by any Person.

(c)           Corporate Authority.  (i) No vote of holders of limited liability company interests of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby.  Each of Parent and Merger Sub has all requisite corporate or limited liability company power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, subject only to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub (the “Requisite Parent Vote”), which will occur immediately following the execution of this Agreement, and to consummate the Merger.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of, Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(d)           Governmental Filings; No Violations; Etc.

(i)            Other than the filings and/or notices pursuant to (A) Section 1.3, (B) under the HSR Act and any other antitrust, competition or premerger notification, trade regulation Law, regulation or Order and (C) other Company Approvals, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, clearances, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby.

(ii)           The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation, or bylaws or comparable governing documents of Parent or Merger Sub or the comparable governing instruments of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or, assuming compliance with the matters referred to in Section 5.2(d)(i), any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject; or (C) any change in the rights or obligations of any party under any of such Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(e)           Litigation.  As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the officers of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(f)            Financing.  Parent has provided to the Company a true and complete copy of (i) the commitment letter, dated as of July 3, 2007, from Bear Stearns Commercial Mortgage, Inc., Bank of America, N.A., German American Capital Corporation, Goldman Sachs Mortgage Company and Morgan Stanley Capital Holdings LLC, (the “Debt Financing Commitment”), pursuant to which lenders party thereto have agreed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses (the “Debt Financing”) and (ii) the equity commitment letter, dated as of July 3, 2007, from Blackstone Real Estate Partners VI L.P. and Blackstone Capital Partners V L.P. (the “Equity Financing Commitment” and together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which the investor parties thereto have committed, subject to the terms and conditions set forth therein, to invest the amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).  Prior to the date of this Agreement, (i) none of the Financing Commitments has been amended or modified, (ii) no such amendment or modification is contemplated and (iii) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect.  Parent has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the execution hereof.  The Financing Commitments are in full force and effect as of the date of this Agreement and are the valid, binding and enforceable obligations of Parent and, to the knowledge of Parent, the other parties thereto.  Except for the payment of customary fees, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments.  As of the date of this Agreement, (i) no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of Parent or Merger Sub under any of the Financing Commitments, and (ii) Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or that the Financing will not be made available to Parent on the Closing Date.  Assuming the accuracy of the representations and warranties set forth in Section 5.1(b) and that the Financing Commitments are funded, Parent and Merger Sub will have at and after the Closing funds sufficient to pay (A) the aggregate Per Share Merger Consideration (and any repayment or refinancing of debt contemplated by this Agreement or the Financing Commitments), (B) for all Senior Notes accepted for payment pursuant to the Debt Offers (including any consent fees in connection therewith), and (C) any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and to pay all related fees and expenses.

(g)           Capitalization of Merger Sub.  The authorized capital stock of Merger Sub consists solely of 100 shares of Common Stock, par value $0.01 per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent.  Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(h)           Brokers.  No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability.

(i)            Solvency.  As of the Effective Time, assuming (i) satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, or waiver of such conditions, (ii) the accuracy of the representations and warranties set forth in Section 5.1 hereof shall be true and correct, and (iii) estimates, projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, and after giving effect to the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the aggregate Per Share Merger Consideration, any other repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby.  For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.  For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

(j)            Guarantee.  Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Guarantee of the Guarantors.

(k)           Absence of Certain Agreements.  As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), pursuant to which: (i) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger

Consideration or pursuant to which any stockholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal; (ii) other than investment funds or other entities under common management with either of the Guarantors, any third party has agreed to provide, directly or indirectly, equity capital (other than pursuant to the Equity Financing Commitment) to Parent or the Company to finance in whole or in part the Merger; or (iii) any current employee of the Company has agreed to remain as an employee of the Company or any of its Subsidiaries following the Effective Time.

(l)            No Ownership of Shares.  As of the date of this Agreement, neither Parent nor any of its Subsidiaries, including Merger Sub, own any Shares or other securities of the Company or any of its Subsidiaries or any rights with respect to the foregoing.

ARTICLE VI

Covenants

6.1.          Interim Operations.

(a)           The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned unless such approval may be withheld in Parent’s sole discretion as and to the extent expressly noted below)), and except as otherwise expressly contemplated by this Agreement or required by applicable Laws, the business of it and its Subsidiaries shall be conducted in all material respects in the ordinary course consistent with past practice, and to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact, maintain existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates.  Without limiting the generality of the foregoing, and in furtherance thereof, from the date of this Agreement until the Effective Time, except (A) as otherwise contemplated or specifically permitted by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld, delayed or conditioned), provided, however, that the approval of Parent shall be deemed to have been given if Parent does not object within five (5) business days from the date on which request for such consent is provided by the Company to Parent (unless such consent may be withheld in Parent’s sole discretion as and to the extent expressly noted below) or (C) as set forth in Section 6.1 of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i)            adopt any change in its certificate of incorporation or certificate of formation, as the case may be, or bylaws or other Organizational Documents;

(ii)           (A) authorize for issuance, issue or sell, pledge, dispose of or subject to any Lien (except in connection with any financing permitted by this Agreement) or agree or commit to any of the foregoing in respect of, any shares of beneficial interest or shares of any class of capital stock or other equity interest of the Company or any Subsidiary or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other equity interest, of the Company or any Subsidiary, other than the (1) issuance of Shares upon exercise of Company Awards outstanding on the date of this Agreement, or (2) the issuance of Shares upon the conversion of the Convertible Senior Notes; (B) repurchase, redeem or otherwise acquire any securities or equity equivalents except in the ordinary course of business in connection with (1) the cashless exercise of Company Options in accordance with the Stock Plans, (2) the lapse of restrictions on Performance Units, RSUs and Company Awards, in each case, in order to satisfy withholding or exercise price obligations in accordance with the Stock Plans, or (3) the cancellation of the Company Options, Performance Units, RSUs and Company Awards pursuant to Section 4.3; (C) reclassify, combine, split, or subdivide any shares of beneficial interest or shares of any class of capital stock or other equity interest of the Company or any of its Subsidiaries; or (D) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares of beneficial interest, property or otherwise, with respect to any of the shares of beneficial interest or shares of any class of capital stock or other equity interests of the Company or any of its Subsidiaries, except for (1) cash dividends by any direct or indirect wholly-owned Subsidiary only to the Company or any other wholly-owned Subsidiary in the ordinary course of business consistent with past practice, (2) regular quarterly dividends on the Shares (but not to exceed $0.04 per share for each regular quarterly dividend) with record dates and payment dates consistent with the Company’s past practice for the comparable quarter, (3) dividends or distributions required under the applicable Organizational Documents, or (4) dividends or distributions consistent with past practice with respect to the Subsidiaries that are joint venture entities listed in Section 6.1(a)(ii) of the Company Disclosure Letter;

(iii)          acquire (by merger, consolidation, acquisition of equity interests or assets, or any other business combination or otherwise) any corporation, partnership, limited liability company, joint venture or other business organization (or division thereof) or, subject to Parent’s consent in its sole discretion, any real property from any other Person with a value or purchase price in the aggregate with respect to all such acquisitions in excess of $50,000,000, other than (a) acquisitions pursuant to Contracts in effect as of the date of this Agreement as described in Section 6.1(a)(iii) of the Company Disclosure Letter, (b) acquisitions in connection with the existing joint venture for hotel development in India with a value or purchase price not in excess of $127,500,000 in the aggregate and

(c) acquisitions of equity interests otherwise permitted under clause (ix) of this Section.

(iv)          incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a Subsidiary) for Indebtedness, except for: (A) Indebtedness for borrowed money incurred under the Company’s existing credit facility or other existing similar lines of credit in the ordinary course of business; (B) refinancings of Indebtedness becoming due and payable in accordance with their terms on terms and in such amounts reasonably acceptable to Parent; (C)  Indebtedness for borrowed money with a maturity of not more than one year and prepayable without penalty in a principal amount not in excess of $50,000,000 in the aggregate for the Company and the Subsidiaries taken as a whole; and (D) inter-company Indebtedness among the Company and its Subsidiaries in the ordinary course of business consistent with past practice;

(v)           (A) modify, amend, fail to renew or terminate any Material Contract or enter into any new Contract that, if entered into prior to the date of this Agreement, would have been a Material Contract, in each case other than in the ordinary course of business or (B) enter into any management agreements that provide for a material funding guarantee;

(vi)          except as required pursuant to agreements and any Benefit Plan disclosed on the Company Disclosure Letter in effect prior to the date of this Agreement, or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any director, officer or employee of the Company or any of its Subsidiaries, except, in the case of employees who are not executive officers, in the ordinary course of business and consistent with past practice, (B) make any new equity awards to any director, officer or employee of the Company or any of its Subsidiaries, (C) increase the compensation payable to any director, officer or employee of the Company or any of its Subsidiaries, except for increases in the ordinary course of business and consistent with past practice in salaries (including annual merit or promotion increases), wages or bonuses, or (D) establish, adopt, terminate or materially amend any Benefit Plan (other than changes to comply with Section 409A of the Code and routine changes to welfare plans for 2008);

(vii)         repurchase, repay or pre-pay any Indebtedness, except repayments of credit facilities or other similar lines of credit in the ordinary course of business, payments made in respect of any termination or settlement of any interest rate swap or other similar hedging instrument relating thereto, prepayments  or repayments of mortgage Indebtedness secured by one or more Properties in accordance with their terms, as such loans become due and payable or payment of Indebtedness in accordance with its terms; or (except with respect to any Actions) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice;

(viii)        except as required by the SEC or changes in GAAP which become effective after the date of this Agreement or as may be required by the Company’s outside auditing firm, in which case the Company shall notify Parent, change in any material respect GAAP financial accounting principles or policies;

(ix)           make any loans, advances or capital contributions to, or investments in, any Persons (other than (1) to or in wholly-owned Subsidiaries or (2) as required by any Contract in effect on the date hereof and described in Section 6.1(a)(ix) of the Company Disclosure Letter and amounts up to $25,000,000 in the aggregate as required by any Contract in effect on the date hereof and not so described) other than in the ordinary course of business consistent with past practice to Persons in which the Company or any of its Subsidiaries has an investment as of the date of this Agreement;

(x)            make, authorize, or enter into any commitment for any capital expenditure (“Capital Expenditures”) other than (A) Capital Expenditures required by any lease with respect to any property of the Company or any of its Subsidiaries, (B) Capital Expenditures for items in the Company’s 2007 Budget as updated by Company’s management in the ordinary course of business and approved by the Company’s Board of Directors or the Company’s management finance committee prior to the date hereof (which budget, as so updated prior to the date of this Agreement, is set forth on Section 6.1(a)(x) of the Company Disclosure Letter), (C) any additional budgeted projects not included in the updated budget contemplated by clause (B) and not exceeding in the aggregate with respect to all such projects $50,000,000 and (D) Capital Expenditures in the ordinary course of business and consistent with past practice necessary to repair and/or prevent damage to any of the properties of the Company or any of its Subsidiaries as is necessary in the event of an emergency situation;

(xi)           waive, release, assign, settle or compromise any (i) material Action or material liability other than in the ordinary course of business consistent with past practice or (ii) any Action that is brought by any current, former or purported holder of any securities of the Company in its capacity as such and that (A) requires any payment to such security holders by the Company or any Subsidiary or (B) adversely affects in any material respect the ability of the Company and its Subsidiaries to conduct their business in a manner consistent with past practice;

(xii)          amend any term of any outstanding equity security or equity interest of the Company or any of its Subsidiaries;

(xiii)          adopt a plan of complete or partial liquidation or dissolution or adopt resolutions providing for or authorizing such liquidation or dissolution, except with respect to Subsidiaries that sell all or substantially all of the assets held by such Subsidiaries, and which sales are otherwise permitted pursuant to this Agreement;

(xiv)        fail to use its commercially reasonable efforts to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering the Company, its Subsidiaries and their respective properties, assets and businesses or substantially equivalent policies;

(xv)         change or make any material Tax elections, change any material method of accounting with respect to Taxes, file any amended Tax Return showing a material increase in tax liabilities, or settle or compromise any federal, state, local or foreign material Tax liability;

(xvi)        subject to Parent’s consent in its sole discretion, sell, lease or otherwise dispose of, or consent to any Liens other than Permitted Liens on, any real property or interest therein, or any material assets other than (A) mortgages in connection with Indebtedness incurred pursuant to clause (iv)(B) of this Section 6.1(a), (B) the sale of timeshare interests in any property in the ordinary course of business and consistent with past practice and (C) sales of properties, and at or above the price, identified in Section 6.1(a)(xvi) of the Company Disclosure Letter;

(xvii)       effectuate a “plant closing” or “mass layoff”, as these terms are defined in WARN or similar state or local Laws, other than resulting from termination of a management agreement; or

(xviii)      announce an intention, enter into any agreement or otherwise make a commitment, to do any of the foregoing.

The term “Permitted Liens” when used in this Agreement shall mean (1) Liens for Taxes not yet delinquent and Liens for Taxes being contested in good faith and for which the Company has made adequate reserves in accordance with GAAP); (2) inchoate mechanics’ and materialmen’s Liens for construction in progress; (3) Liens securing Indebtedness permitted or required by this Agreement; (4) any title exception disclosed in any Company title insurance policy provided or made available to Parent and (5) to the extent such Liens would not reasonably be likely to have a Company Material Adverse Effect, (x) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice, (y) all matters of record, and (z) all Liens and other imperfections of title and encumbrances that are typical for the applicable property type and locality and which would not reasonably be expected to interfere with the current use of the property or the conduct of the business of the Company or such Subsidiary.

(b)           Parent shall not knowingly take or permit any of its Affiliates to take any action that is reasonably likely to prevent or delay in any material respect the consummation of the Merger.

(c)           Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(d)           At the reasonable request of Parent, the Company agrees to discuss with Parent in good faith for purposes of evaluating whether to, prior to Closing, (a) convert or cause the conversion of one or more wholly-owned Subsidiaries that are organized as corporations into limited liability companies and one or more Subsidiaries of the Company that are organized as limited partnerships into limited liability companies, (b) sell or transfer or cause to be sold or transferred to Parent or the Company or one or more of their respective Affiliates all or a portion of the stock, partnership interests, limited liability company or membership interests, property or assets owned, directly or indirectly, by the Company or by one of its wholly-owned Subsidiaries, and (c) dissolve any Subsidiaries of the Company or incorporate or form one or more new Subsidiaries of the Company and execute organizational documents.  In the event that the Company subsequently agrees to take any such actions, (i) Parent shall, upon request by the Company, advance to the Company all reasonable out-of-pocket costs to be incurred by the Company or, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company in connection with any such actions (including reasonable fees and expenses of its Representatives); (ii) the Buyer Parties shall, on a joint and several  basis, indemnify and hold harmless the Company, its Subsidiaries and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions; and (iii) without limiting the foregoing, none of the representations, warranties or covenants of the Company shall be deemed to apply to, or deemed breached or violated by, any such actions.

6.2.          No Solicitation of Transactions.

(a)           The Company and its Subsidiaries and their respective officers and directors shall not, and the Company shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”, which definition, in the case of Parent and Merger Sub, shall include their financing sources) to not, directly or indirectly, (A)  initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that would constitute an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal, or (C) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b)           Notwithstanding anything to the contrary contained in Section 6.2(a), but subject to the Company’s compliance with the provisions of this Section 6.2, at any time prior to the time, but not after, the Requisite Company Vote is obtained, the Company may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company also promptly makes such information available to Parent and if the Company receives from the Person so requesting such information an executed confidentiality agreement on customary terms; it being understood that such confidentiality agreement need not prohibit the making or amendment of an Acquisition Proposal and provided that in the event the Company enters into a confidentiality agreement with any Person on terms more favorable to such Person than the Confidentiality Agreement is to Blackstone Real Estate Advisor VI L.P., the Company shall offer to amend the Confidentiality Agreement to extend such more favorable terms to Blackstone Real Estate Advisor VI L.P.; (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal; or (C) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (A), (B) or (C) above, the board of directors of the Company determines in good faith after consultation with outside legal counsel that failure to take such action could reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, (y) in each such case referred to in clause (A) or (B) above, the board of directors of the Company has determined in good faith based on the information then available and after consultation with the Company’s legal and financial advisors that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal; and (z) in the case referred to in clause (C) above, the board of directors of the Company determines in good faith (after consultation with the Company’s financial advisors and outside legal counsel) that such Acquisition Proposal is a Superior Proposal and, in connection with approving or recommending such Superior Proposal, effects a Change in Recommendation and authorizes the Company to enter into a definitive agreement providing for the implementation of such Superior Proposal; provided that the Company shall not enter into any such agreement unless this Agreement shall have been terminated by the Company in accordance with Section 8.3(a); and provided further that, in the case of an unsolicited bona fide tender or exchange offer the board of directors has determined to be a Superior Proposal, the Company shall not be required to authorize or enter into a definitive agreement providing for the implementation of such Superior Proposal if it has complied with (A) and (B) above and the Person making such Superior Proposal refuses to enter into a definitive agreement with respect thereto.

(c)           For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction or (ii) any other direct or indirect acquisition, in each case in clauses (i) and (ii), involving 20% or more of the total voting power of any class of equity securities of the Company, or 20% or more of the consolidated total revenues or consolidated assets (including, equity securities of its Subsidiaries) of the Company, in each case whether in one transaction or a series of related transactions other than the transactions contemplated by this Agreement.

“Superior Proposal” means a bona fide written Acquisition Proposal involving more than 50% of the total voting power of the equity securities of the Company or all or substantially all of the assets of the Company and its Subsidiaries taken as a whole that the board of directors of the Company has determined in its good faith judgment, would, if consummated, result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement after taking into account (x) any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent (including pursuant to Section 8.3(a) of this Agreement), (y) the likelihood and timing of consummation (as compared to the transactions contemplated hereby) and (z) all material legal, financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal.

(d)           Except as set forth in this Section 6.2, the board of directors of the Company shall not:

(i)            withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger (any event described in this clause (i), a “Change in Recommendation”); or

(ii)           cause or permit the Company to enter into any agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(b)) relating to any Acquisition Proposal or approve, endorse or recommend any Acquisition Proposal;

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained and other than in response to an Acquisition Proposal, the board of directors of the Company may effect a Change in Recommendation if the board of directors of the Company determines in good faith, after consultation with outside counsel, that failure to do so could reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law.  In determining whether to make a Change of Recommendation in response to a Superior Proposal or otherwise, the board of directors of the Company shall take into account any changes to the terms of this Agreement (including pursuant to Section 8.3(a) of this Agreement) proposed by Parent and any other information provided by Parent.

(e)           Nothing contained in this Section 6.2 shall be deemed to prohibit the Company or the board of directors of the Company from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company); provided, however, that neither the Company nor the board of directors of the Company shall be permitted to recommend that the stockholders of the Company tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Acquisition Proposal) or withdraw or modify the Company Recommendation, except as permitted by Section 6.2(b).

(f)            The Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the identity of the parties and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.  None of the Company or any of its Subsidiaries shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Parent.

(g)           The Company shall not take any action to exempt any Person from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provisions) or otherwise cause such restrictions not to apply unless such actions are taken simultaneously with a termination of this Agreement in accordance with Section 8.3(a).

6.3.          Proxy Statement.  As promptly as practicable following the date of this Agreement, the Company shall prepare and file with the SEC the preliminary proxy statement (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”), and in any event the Company shall use its reasonable best efforts to file the Proxy Statement with the SEC within 20 business days after the date of this Agreement.  The Company agrees, as to itself and its Subsidiaries, that, at the date of mailing to stockholders of the Company and at the time of the Stockholders Meeting, (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading.  Each of the Company and Parent shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement.  Each of the Company and Parent shall use its reasonable efforts, after consultation with the other, to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement and the Company shall use its reasonable efforts to cause the definitive Proxy Statement to be cleared by the SEC and mailed to the Company’s stockholders as promptly as reasonably practicable following clearance from the SEC.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall promptly provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement.  If at any time prior to the Stockholders Meeting, any information relating to the Company or the Buyer Parties or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. Notwithstanding anything to the contrary stated above, prior to filing or mailing the

Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response and will include in such documents or responses all comments reasonably proposed by Parent, and to the extent practicable, the Company will provide Parent with the opportunity to participate in any substantive calls between the Company, or any of its Representatives, and the SEC concerning the Proxy Statement.

6.4.          Stockholders Meeting.  The Company will, in accordance with applicable Law and its certificate of incorporation and bylaws, duly call, give notice of, convene and hold a meeting of holders of Shares (including any adjournments or postponements thereof, the “Stockholders Meeting”) as promptly as practicable after the date the Proxy Statement is cleared by the SEC to consider and vote upon the adoption of this Agreement.  Subject to Section 6.2, the board of directors of the Company shall recommend such adoption and shall include the Company Recommendation in the Proxy Statement and shall take all reasonable lawful action to solicit such adoption of this Agreement.  Unless this Agreement shall have been terminated in accordance with Article VIII, the obligation of the Company to call, give notice of, convene and hold the Stockholders Meeting shall not be affected by a Change in Recommendation.

6.5.          Filings; Other Actions; Notification.  (a)  Cooperation.  Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, clearances, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger.  The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act if the Merger is subject to the notification and waiting period requirements of the HSR Act.  Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with all filings made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement).  In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.  Nothing in this Agreement, including this Section 6.5, shall (a) require the Company or its Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon Closing or (b) require, or be construed to require, the Company or its Subsidiaries to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise hold separate any assets, licenses, operations, rights, businesses or interest therein of the Company or any of its Subsidiaries (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumberment by the Company or any of its Subsidiaries of their assets, licenses, operations, rights, businesses or interest therein or to consent to any agreement to take any of the foregoing actions) unless the effectiveness of such action is conditioned upon Closing.  The Company shall not take, or agree to take, any of the actions described in clause (a) or (b) of the preceding sentence without the prior written consent of Parent.

(b)           Information.  Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c)           Status.  Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement.  Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting or telephone conversations with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Merger and the other transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.  The Company shall notify Parent promptly of any effect, event, development or change between the date of this Agreement and the Effective Time which, to the Knowledge of the Company, causes or would reasonably be expected to cause any of the conditions set forth in Section 7.1 or 7.2 not to be satisfied.  Parent shall notify the Company promptly of any effect, event, development or change between the date of this Agreement and the Effective Time, which to the knowledge of Parent, causes or would reasonably be expected to cause any of the conditions set forth in Section 7.1 and 7.3 not to be satisfied.  The delivery of any notice pursuant to this Section 6.5(c) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(d)           Regulatory Matters.  Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 6.5, each of the Company (in the case of Subsection 6.5(d)(i) and (iii) set forth below) and Parent (in all cases set forth below) agree to take or cause to be taken the following actions:

(i)            the prompt provision to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over any Company Approvals or Parent Approvals of non-privileged information and documents requested by any such Governmental Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement;

(ii)           the prompt use of its reasonable best efforts to avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment or Law that would materially delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the proffer and agreement by Parent of its willingness to sell or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, disposal and holding separate of, such assets, categories of assets or businesses or other segments of the Company or Parent or either’s respective Subsidiaries or Affiliates (and the entry into agreements with, and submission to orders of, the relevant Governmental Entity giving effect thereto) if such action should be necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any proceeding in any forum or (y) issuance or enactment of any order, decree, decision, determination, judgment or Law that would materially delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger by any Governmental Entity; and

(iii)          the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would materially delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (ii) of this Section 6.5(d)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

(e)           Third Party Consents.  Without limiting the generality of the other undertakings pursuant to this Section 6.5, each of the Company and Parent shall use their respective commercially reasonable efforts to obtain any third party consents (i) identified and mutually agreed by the parties after the date hereof or (ii) required to prevent a Company Material Adverse Effect from occurring prior to the Effective Time. In the event that the Company shall fail to obtain any third party consent described above, the Company shall use its commercially reasonable efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and the Buyer Parties and their respective businesses resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement, (i) unless required by the applicable agreement, without the prior written consent of Parent which shall not be unreasonably withheld or delayed, none of the Company or any of its Subsidiaries shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such Person and (ii) none of the Buyer Parties or their respective Affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

(f)            Works Councils.  The Company shall co-operate, assist and consult with Parent and Merger Sub in relation to ascertaining the extent to which (if any) the provision of information to, and/or consultation with, its employees or their representatives is required in connection with any of this Agreement and the Merger and the other transactions contemplated by this Agreement and shall consult with Parent and Merger Sub with respect to information to be provided in connection therewith.  This obligation shall include the timely confirmation to Parent and Merger Sub of whether any local or national level collective agreements with trade unions, works councils or any other employee representative bodies exist, and the provision to Parent and Merger Sub of copies of any such agreements to the extent that they may impact on any party’s obligations to inform and/or consult with employees and/or their representatives.  Each party shall arrange and facilitate or continue discussions with employees and/or their representatives in a timely manner to enable the Parties fully to comply with their obligations in this regard.  Neither the Company nor any of its Subsidiaries shall provide any information to any employee or employee representative (i) pursuant to any obligation it has to provide information to them or to consult with them arising out of the Merger or this Agreement or (ii) in connection with the intentions of Parent or Merger Sub regarding the Company or any of its Subsidiaries, in each case without the prior written consent of Parent and Merger Sub (such consent not to be unreasonably withheld).

6.6.          Access and Reports.  (a) Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company (A) would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (B) would violate any applicable Law; or (ii) to disclose any privileged information of the Company or any of its Subsidiaries.  All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company.  All such information shall be governed by the terms of the Confidentiality Agreement.  Notwithstanding the foregoing, neither Parent nor any of its Representatives shall (i) contact or have any discussions with any of the Company’s or any Subsidiary’s employees, agents, or representatives, unless in each case Parent obtains the prior written consent of the Company, which shall not be unreasonably withheld, (ii) contact or have any discussions with any of the landlords/sublandlords, tenants/subtenants, or licensees or franchisees of the Company or its Subsidiaries, unless in each case Parent obtains the prior written consent of the Company, which shall not be unreasonably withheld, provided, that clauses (i) and (ii) shall not be applicable to contacts or discussions not related to the transactions contemplated by this Agreement and shall not be applicable to contacts and discussions with the Company’s executive officers or its financial advisors, or (iii) damage any property or any portion thereof.

(b)           Prior to the Effective Time, all information obtained by Parent pursuant to this Section 6.6 or Section 6.14 shall be kept confidential in accordance with the Confidentiality Agreement.  Notwithstanding the foregoing, in connection with a potential investment in Parent or its Affiliates, Blackstone Real Estate Advisor VI L.P. and its Representatives (as defined in the Confidentiality Agreement) may furnish Evaluation Material (as defined in the Confidentiality Agreement) to investors in either Guarantor or their affiliated funds (which investors shall be deemed to constitute Representatives of Blackstone Real Estate Advisor VI L.P. for purposes of the Confidentiality Agreement).

6.7.          Stock Exchange De-listing.  Prior to the Closing Date, Parent and the Company shall use their commercially reasonable efforts to cause the Shares to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act promptly following the Effective Time.

6.8.          Publicity.  The initial press release regarding the Merger shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Government Entity.

6.9.          Employee Benefits.  (a)  Parent agrees that, during the period commencing at the Effective Time and ending on the second anniversary of the Effective Time, the employees of the Company and its Subsidiaries (other than those covered by CBAs) will be provided with (i) aggregate base salary, bonus and long term incentive opportunities that are no less than the aggregate base salary, bonus and long term incentive opportunities provided by the Company and its Subsidiaries immediately prior to the Effective Time (provided that Parent and its affiliates shall have no obligation to offer equity or equity-based compensation or benefits to any employee), (ii) employee benefits and perquisites (excluding those related to equity) that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries immediately prior to the Effective Time and (iii) severance benefits that are no less than those set forth in Section 6.9(a) of the Company Disclosure Letter.  Notwithstanding the foregoing, nothing contained herein shall obligate Parent, the Surviving Corporation or any of their Affiliates to retain the employment of any particular employee.

(b)           Parent will cause any employee benefit plans which the employees of the Company and its Subsidiaries are entitled to participate in to take into account for purposes of eligibility, vesting and benefit accrual thereunder, service by employees of the Company and its Subsidiaries (other than those covered by CBAs) as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company (except to the extent it would result in (1) a duplication of benefits or (2) benefit accruals under any defined benefit pension plan).

(c)           Parent shall, and shall cause the Surviving Corporation and any successor thereto to honor, fulfill and discharge in accordance with their terms any employment related contracts, agreements, arrangements and commitments of the Company and its Subsidiaries disclosed in the Company Disclosure Letter and in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any of its Subsidiaries or any of their predecessors; provided that this shall not prevent the amendment or termination of any such plans in accordance with their terms and the Surviving Corporation shall have any rights privileges or powers under the Company Benefit Plan which were previously held by the Company.

(d)           If the Effective Time occurs in 2007, the Company will pay each participant in the Company annual bonus plans, including the Company Annual Incentive Plan (the “Bonus Plans”) an annual bonus in an amount equal to the annual bonus set forth in (and at the times set forth in) Section 6.9(d) of the Company Disclosure Letter payable for each participant for 2007 under the Bonus Plans as reasonably determined by the Company.  If the Effective Time occurs in 2008, the Company shall be permitted, prior to the Effective Time, (I) to pay annual bonuses for 2007 in an amount equal to the annual bonus set forth in Section 6.9(d) of the Company Disclosure Letter payable for each participant for the 2007 calendar year and (II) subject to Parent’s consent (not to be unreasonably withheld) to establish bonus targets, maximums and performance goals for 2008 in the ordinary course of business consistent with past practice; provided that this shall not prevent the amendment or termination of any such plans in accordance with their terms and the Surviving Corporation shall have any rights, privileges or powers under the Company Benefit Plan which were previously held by the Company.

(e)           Parent hereby acknowledges that a “change in control” or “change of control” within the meaning of each Company Benefit Plan listed in Section 6.9(e) of the Company Disclosure Letter will occur upon the Effective Time.

(f)            The provisions of this Section 6.9 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer or director or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Benefit Plan for any purpose.

6.10.        Expenses.  The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article IV.  Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

6.11.        Indemnification; Directors’ and Officers’ Insurance.  (a)  From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (collectively, “Action”), arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries in each case at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the transactions contemplated by this Agreement.

(b)           Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time, to obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with a comparable or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with coverage of not less than the coverage under, and with such other terms that are at least as favorable in the aggregate to, the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the premium payable for such insurance shall not exceed 300% of the annual premium paid by the Company for 2007 for such insurance. The Company agrees to consult with Parent in connection with purchasing such coverage.  The Company represents that the amount paid for such insurance for 2007 is set forth in Section 6.11(b) of the Company Disclosure Letter.  If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premium paid by the Company for 2007 for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)           If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(d)           The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e)           The rights of the Indemnified Parties under this Section 6.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or bylaws of the Company or similar organizational documents of any of its Subsidiaries, or under any applicable employment or indemnification agreement or Laws.  All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation or bylaws of the Company or similar organizational documents of any Subsidiary of the Company in effect as of the date of this Agreement shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

6.12.        Takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall, consistent with the fiduciary duties of the Company’s board of directors, promptly grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise promptly act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13.        Parent Vote.  Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Shares and any shares of common stock of Merger Sub beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption of this

Agreement at any meeting of stockholders of the Company or Merger Sub, respectively, at which this Agreement shall be submitted for adoption and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of either the Company or Merger Sub by consent in lieu of a meeting).

6.14.        Financing.  (a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Financing Commitment (provided that Parent and Merger Sub may replace or amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Financing Commitment as of the date hereof, or otherwise so long as the terms would not adversely impact the ability of Parent or Merger Sub to timely consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby), including using reasonable best efforts to (i) maintain in effect the Debt Financing Commitment, (ii) satisfy on a timely basis all conditions within its control applicable to Parent and Merger Sub to obtaining the Debt Financing set forth in the Debt Financing Commitment, and (iii) negotiate definitive agreements with respect thereto on the terms and conditions contemplated by the Financing Commitments or on other terms no less favorable in the aggregate to Parent and Merger Sub (as determined in the reasonable judgment of Parent).  In the event that all conditions to the Financing Commitments have been satisfied in Parent’s good faith judgment, Parent shall use its reasonable best efforts to cause the lenders providing the Debt Financing to fund on the Closing Date the Debt Financing required to consummate the Merger.  Parent shall not, and shall not permit any of its Affiliates to, take any action not otherwise required or expressly permitted under this Agreement that is a breach of, or would result in termination of, any of the Financing Commitments.  If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment, Parent shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on terms no less favorable in the aggregate to Parent and Merger Sub (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event.  Parent shall give the Company prompt notice of any material breach by any party to the Financing Commitments, of which Parent or Merger Sub becomes aware, or any termination of the Financing Commitments.  Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing.

(b)           Subject to applicable Laws, prior to the Closing, the Company shall provide to Parent and Merger Sub, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause the respective officers, employees and advisors, including legal, tax and accounting, of the Company and its Subsidiaries to, provide to Parent and Merger Sub all cooperation reasonably requested in writing by Parent in connection with arrangement of the Financing, including using reasonable best efforts to (i) participate in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assist Parent and its financing sources with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents necessary, proper or advisable in connection with the Financing, (iii) furnish Parent and Merger Sub and their financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by Parent, (iv) reasonably cooperate with the marketing efforts of Parent and its financing sources for any Financing to be raised by Parent to complete the Merger, (v) provide and execute documents as may be reasonably requested by Parent, (vi) form new direct or indirect Subsidiaries, (vii) transfer or otherwise restructure its ownership of existing Subsidiaries, Properties or other assets effective as of or immediately prior to and conditioned on the occurrence of the Effective Time, (viii) without limiting its obligations under Section 4.5, cooperate in connection with the repayment or defeasance of any Indebtedness of the Company or any of its Subsidiaries as of the Effective Time, including delivering such payoff, defeasance or similar notices under any existing mortgage or mezzanine loans of the Company or any of its Subsidiaries as reasonably requested by Parent, and (ix) permit Parent and its Representatives to conduct appraisal and environmental and engineering inspections of each real estate property owned and, subject to obtaining required third party consents (which the Company shall use reasonable efforts to obtain), leased by the Company or any of its Subsidiaries (provided, however, that (A) neither Parent nor its Representatives shall have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any such property, (B) Parent shall schedule and coordinate all inspections with the Company and shall give the Company at least three (3) business days’ prior written notice thereof, setting forth the inspection or materials that Parent or its Representatives intend to conduct, and (C) the Company shall be entitled to have representatives present at all times during any such inspection); provided, however, that nothing herein shall require such cooperation to the extent it would unreasonably interfere with the business or operations of the Company or its Subsidiaries or require the Company to agree to pay any fees, reimburse any expenses or give any indemnities prior to the Effective Time.  Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation and indemnify the Company for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of its Subsidiaries arising therefrom.

(c)           All non-public or otherwise confidential information regarding the Company obtained by Parent or its Representatives pursuant to paragraph (b) above shall be kept confidential in accordance with the Confidentiality Agreement.

6.15.        Resignations.  The Company shall use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time of those directors of the Company or any of its Subsidiaries designated by Parent to the Company in writing at least ten (10) calendar days prior to the Closing.

ARTICLE VII

Conditions

7.1.          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)           Stockholder Approval.  This Agreement shall have been duly approved at the Stockholders Meeting by holders of Shares constituting the Requisite Company Vote.

(b)           Regulatory Consents.  (i) Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated, and (ii) the regulatory consents listed in Section 7.1(b) of the Company Disclosure Letter, to the extent applicable, shall have been obtained and be in full force and effect.

(c)           Orders.  No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”); provided, however, that prior to a party asserting this condition such party shall have used its reasonable best efforts to prevent the entry of any such Order and to appeal as promptly as possible any such Order that may be entered.

7.2.          Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  (i)  The representations and warranties of the Company set forth in this Agreement (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) shall be true and correct as of the Closing Date as though made on and as of such date (except for the representations and warranties identified in clause (ii) below and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, without giving effect to any such qualifications) except where any failures of the representations or warranties referred to in this clause (i) to be so true and correct, individually or in the aggregate, had or is reasonably likely to have a Company Material Adverse Effect; (ii) the representations and warranties set forth in the first, second, third, fourth and tenth sentences of Section 5.1(b)(i) and the sixth sentence of Section 5.1(b)(i) insofar as it relates to the Company shall be true and correct in all material respects and the representations and warranties set forth in Section 5.1(g)(i) shall be true and correct in all respects as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects or in all respects, as applicable, as of such earlier date); and (iii) Parent shall have received at the Closing a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that such officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

(c)           No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have been an effect, event, development or change that, individually or in the aggregate with all other effects, events, developments and changes, has resulted or would result in a Company Material Adverse Effect.

(d)           Receipt of Payoff Letter.  At or prior to the Effective Time, Bank of America, N.A., as administrative agent under the Credit Agreement, dated as of February 22, 2006, among the Company, and Hilton PCB Sarl, as joint and several borrowers, Bank of America, N.A., as administrative agent, swing line lender and issuing lender, UBS Loan Finance, as syndication agent, and the other financial institution signatories thereto (the “Credit Agreement”) shall have provided the Company with a “payoff” letter acknowledging that, subject to the repayment of the aggregate principal amount outstanding under the Credit Agreement, together with all interest accrued and any other fees or expenses payable thereunder, (i) the Credit Agreement shall be terminated, (ii) any and all Liens held by Bank of America, N.A. or any other collateral agent under the Credit Agreement shall be released and (iii) the Company and its Subsidiaries shall be released from any and all liabilities and obligations under the Credit Agreement and any related guaranties (other than any obligations under any indemnification or similar provision that survive such termination).

7.3.          Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  (i)  The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) except (other than with respect to Section 5.2(i)) where any failures to be so true and correct would not prevent consummation of the Merger and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that such officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b)           Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to such effect.

ARTICLE VIII

Termination

8.1.          Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote is obtained, by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2.          Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if (a) the Merger shall not have been consummated by January 31, 2008, whether such date is before or after the Requisite Company Vote is obtained (the “Termination Date”), provided, further, that the right to terminate this Agreement under Section 8.2(a) shall not be available to a party whose failure to fulfill any obligation under this Agreement materially contributed to the failure of the Effective Time to occur on or before such date, (b) the Requisite Company Vote shall not have been obtained upon a vote taken on this Agreement or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the Requisite Company Vote is obtained), provided that the right to terminate this Agreement under Section 8.2(c) shall not be available to any party unless such party shall have used its reasonable best efforts to oppose any such Order or have such Order vacated or made inapplicable to the Merger.

8.3.          Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned by the Company:

(a)           at any time prior to the time the Requisite Company Vote is obtained, if (i) the board of directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a definitive agreement providing for the implementation of a Superior Proposal, (ii) the board of directors of the Company has determined in good faith, after consultation with the Company’s legal and financial advisors, that the transaction contemplated by such agreement constitutes a Superior Proposal, (iii) the Company is not then and has not been in breach in any material respect of any of its obligations under Section 6.2, (iv) the Company has notified Parent in writing that it intends to enter into such agreement, attaching the most current version of such agreement  (including any amendments, supplements or modifications) to such notice, (v) during the three (3) business day period following Parent’s receipt of such notice, (y) the Company shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with), Parent in making adjustments to the terms and conditions of this Agreement such that the Superior Proposal ceases to constitute a Superior Proposal, and (z) the board of directors of the Company shall have determined in good faith, after the end of such three business day period, after considering the results of any such negotiations and the revised proposals made by Parent, if any, that the Superior Proposal giving rise to such notice continues to be a Superior Proposal, and (vi) the Company immediately prior to or concurrently with such termination pays as directed by Parent the Company Termination Fee in immediately available funds pursuant to Section 8.5 (any purported termination pursuant to this Section 8.3(a) shall be void and of no force or effect unless the Company shall have made such payment),

(b)           if the Company is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.3(a) or 7.3(b) would be incapable of being satisfied prior to the Termination Date, or

(c)           if Parent or Merger Sub fails to obtain the proceeds pursuant to the Financing (or alternative financing) sufficient to consummate the transactions contemplated by this Agreement within three business days after the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing).

8.4.          Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the managing member of Parent:

(a)           if the board of directors of the Company shall have made a Change of Recommendation,

(b)           if (i) the board of directors of the Company approves, endorses or recommends an Acquisition Proposal, (ii) the Company enters into a contract or agreement relating to an Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 6.2), (iii) a tender offer or exchange offer for any outstanding shares of capital stock of the Company that constitutes an Acquisition Proposal (other than by any of the Buyer Parties) is commenced prior to obtaining the Requisite Company Vote and the board of directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) business days after commencement, or (iv) the Company or the board of directors of the Company publicly announces its intention to do any of the foregoing, or

(c)           if Parent and Merger Sub are not in material breach of their obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.2(a) or 7.2(b) would be incapable of being satisfied prior to the Termination Date.

8.5.          Effect of Termination and Abandonment.  (a)  In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i)  subject to Section 8.5(b), Section 8.5(c) and Section 9.10(a), no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful or intentional material breach of this Agreement and (ii) the provisions set forth in the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b)           In the event that:

(i)            a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries (and, in the case of a termination pursuant to Section 8.2(a), such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification at least 30 days prior to the date of termination) and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a) or 8.2(b) or by Parent pursuant to Section 8.4(c) (however, only in the event of a termination pursuant to Section 8.4(c) resulting from a breach by the Company of its obligations under Section 6.2 or Section 6.4);

(ii)           this Agreement is terminated by Parent pursuant to Section 8.4(a) or (b); or

(iii)          this Agreement is terminated by the Company pursuant to Section 8.3(a);

then the Company shall prior to or concurrently with a termination pursuant to Section 8.3(a), and otherwise promptly, but in no event later than three (3) business days after the date of such termination, pay as directed by Parent the Company Termination Fee (as defined below) and shall, with respect to any termination referred to in this Section 8.5(b), promptly, but in no event later than three (3) business days after being notified of such by Parent, pay all of the documented reasonable out-of-pocket expenses incurred by or on behalf of Parent or Merger Sub in connection with this Agreement (including the related financing) and the transactions contemplated by this Agreement up to a maximum amount of $7,500,000 (the “Parent Expenses”), in each case payable by wire transfer of same day funds; provided, however, that no Company Termination Fee shall be payable as directed by Parent pursuant to clause (i) of this paragraph (b) unless and until within 12 months of such termination the Company or any of its Subsidiaries shall have entered into an agreement with respect to, or shall have approved or recommended to the Company’s stockholders, an Acquisition Proposal or an Acquisition Proposal shall have been consummated (whether or not such Acquisition Proposal was the same Acquisition Proposal referred to in clause (i) and substituting “50%” for “20%” in the definition thereof).  “Company Termination Fee” shall mean an amount equal to $560,000,000.  Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event of termination of this Agreement under the circumstances described in Section 8.5(b)(ii) or 8.5(b)(iii), the right to receive payment of the Company Termination Fee and Parent Expenses pursuant to this Section 8.5(b) shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.

(c)           In the event of termination of this Agreement pursuant to (i) Section 8.2(b) (if (A) at the time of such termination there is no state of facts or circumstances that would cause the conditions set forth in Section 7.1(b) or (c) or 7.2 not to be satisfied on or prior to the Termination Date and (B) at the time the vote is taken at the Stockholders Meeting, any of the Financing Commitments has been terminated or withdrawn or rescinded without having been replaced as of such date by alternative financing commitments sufficient to consummate the transactions contemplated by this Agreement), (ii) Section 8.3(b) (if at the time of such termination there is no state of facts or circumstances (other than a state of facts or circumstances caused by a breach of Parent’s or Merger Sub’s representations and warranties or covenants or other agreements hereunder) that would cause the conditions set forth in Section 7.1 or 7.2 not to be satisfied on or prior to the Termination Date) or (iii) Section 8.3(c), Parent shall pay or cause to be paid, to the Company promptly as reasonably practicable (and, in any event, within three (3) business days following such termination), the Parent Termination Fee (as defined below) and shall promptly, but in no event later than three (3) business days after being notified of such by the Company, pay all of the documented reasonable out-of-pocket expenses incurred by the Company or any of its Subsidiaries in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $7,500,000 (the “Company Expenses”), in each case, payable by wire transfer of same day funds.  “Parent Termination Fee” shall mean an amount equal to $660,000,000.  Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that the right to receive payment of the Parent Termination Fee and Company Expenses pursuant to this Section 8.5(c) and the reimbursement and indemnification obligations of Parent under Sections 4.5(d), 6.1(d), 6.14(b) and 8.5(d) hereof or the guarantee thereof pursuant to the Guarantee, shall be the Company’s sole and exclusive remedy for monetary damages under this Agreement

(d)           The parties acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(b) or Parent fails to promptly pay the amount due pursuant to Section 8.5(c), and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 8.5(b) or any portion thereof or a judgment against Parent for the amount set forth in Section 8.5(c) or any portion thereof, the Company shall pay to Parent or Merger Sub, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

ARTICLE IX

Miscellaneous and General

9.1.          Survival.  This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Sections 6.9 (Employee Benefits), 6.10 (Expenses) and 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger.  This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) and the indemnification and reimbursement provisions contained in Sections 4.5(d), 6.1(d) and 6.14(b) and the Confidentiality Agreement shall survive the termination of this Agreement.  All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2.          Modification or Amendment.  Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by action taken by or on behalf of their respective boards of directors (or similar governing body or entity), by a written agreement executed and delivered by duly authorized officers of the each of the parties hereto.

9.3.          Waiver of Conditions.  The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

9.4.          Counterparts.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5.          GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.  (a)  THIS AGREEMENT SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (EXCEPT TO THE EXTENT THAT MANDATORY PROVISIONS OF DELAWARE LAW ARE APPLICABLE), WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.  The parties consent to exclusive jurisdiction in the Delaware Court of Chancery (and any courts from which appeals from judgments of that court are heard) as to any dispute or claim as to which there is subject matter jurisdiction in that court and, for all other disputes or claims, any state or federal court located in Delaware (and any courts from which appeals from judgments of that court are heard).  Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any Delaware State or Federal court in accordance with the provisions of this Section 9.5(a).  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.  Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.6 (Notices).  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(b)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6.          Notices.  Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

If to Parent or Merger Sub:

c/o Blackstone Real Estate Partners VI L.P.
345 Park Avenue
New York, New York 10154
Attention:  Jonathan D. Gray
fax:  (212) 583-5573

And

c/o Blackstone Capital Partners V L.P.
345 Park Avenue
New York, New York 10154
Attention: Michael S. Chae
Fax: 212-583-5913

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Attention: Brian M. Stadler, Esq.
fax:  (212) 455-2502

If to the Company:

Hilton Hotels Corporation
9336 Civic Center Drive
Beverly Hills, California  90210
Attention:  General Counsel
fax:  (310) 205-7677

with a copy to:

Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
Attention: Alison S. Ressler, Esq.
fax:  (310) 712-8800

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.  Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7.          Entire Agreement.  This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated May 25, 2007, between Blackstone Real Estate Advisor VI L.P. and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.  EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8.          No Third Party Beneficiaries.  Except as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) only, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9.          Obligations of Parent and of the Company.  Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10.        Remedies

(a)           The Company agrees that to the extent it has incurred losses or damages in connection with this Agreement, (i) the maximum aggregate liability of Parent and Merger Sub for such loss or damages shall be limited to an amount equal to the Parent Termination Fee and Company Expenses and any amounts owed to the Company pursuant to Section 4.5(d), Section 6.1(d), Section 6.14(b) and Section 8.5(d), (ii) the maximum liability of the Guarantors, directly or indirectly, shall be limited to the express obligations of the Guarantors under the Guarantee, (iii) in no event shall the Company seek to recover any money damages in excess of such amount from the other parties or the Guarantors and (iv) in no event shall any of the respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents of Parent, Merger Sub or the Guarantors, have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

(b)           The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Buyer Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Company and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity.  The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Buyer Parties or to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Section 8.5(c) and Section 9.10(a); provided, that the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub of Section 6.6(b) or Section 6.14(c).

9.11.        Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by the Surviving Corporation when due.

9.12.        Definitions.  Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.13.        Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.14.        Interpretation; Construction.  (a)  The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)           The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c)           Each party here has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates.  The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.15.        Assignment.  This Agreement shall not be assignable by operation of law or otherwise; provided, however, that, prior to the mailing of the Proxy Statement to the Company’s stockholders, Parent may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement.  Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

HILTON HOTELS CORPORATION

By:	/s/ Stephen Bollenbach
	Name:	Stephen Bollenbach
	Title:	Chief Executive Officer

BH HOTELS LLC

By:	/s/ Jonathan D. Gray
	Name:	Jonathan D. Gray
	Title:	Chief Executive Officer

BH HOTELS ACQUISITION INC.

By:	/s/ Jonathan D. Gray
	Name:	Jonathan D. Gray
	Title:	Chief Executive Officer

ANNEX A

DEFINED TERMS

Terms	Section

Action	6.11(a)
Acquisition Proposal	6.2(c)
Affiliate	5.1(a)
Agreement	Preamble
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	5.1(i)(i)
Bonus Plans	6.9(d)
business day	1.2
Buyer Parties	Recitals
Bylaws	2.2
Capital Expenditures	6.1(a)(x)
CBA	5.1(i)(iv)
Certificate	4.1(a)
Certificate of Merger	1.3
Change in Recommendation	6.2(d)(i)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	5.1(i)(ii)
Company	Preamble
Company Approvals	5.1(d)(i)
Company Awards	4.3(d)
Company Disclosure Letter	5.1
Company Expenses	8.5(c)
Company Intellectual Property	5.1(o)
Company Material Adverse Effect	5.1(a)
Company Option	4.3(a)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(f)(i)
Company Termination Fee	8.5(b)
Confidentiality Agreement	9.7
Constituent Corporations	Preamble
Contract	5.1(d)(ii)
Convertible Senior Notes	4.5(a)
Costs	6.11(a)
Credit Agreement	7.2(d)
D&O Insurance	6.11(b)
Debt Financing	5.2(f)

Debt Financing Commitment	5.2(f)
Debt Offers	4.5(a)
DGCL	1.1
Dissenting Stockholders	4.1(a)
Effective Time	1.3
Employees	5.1(i)(i)
Environmental Law	5.1(l)
Equity Financing	5.2(f)
Equity Financing Commitment	5.2(f)
ERISA	5.1(i)(i)
ERISA Affiliate	5.1(i)(iii)
ERISA Plan	5.1(i)(ii)
Exchange Act	4.5(c)
Exchange Fund	4.2(a)
Excluded Share	4.1(a)
Excluded Shares	4.1(a)
Financing	5.2(f)
Financing Commitments	5.2(f)
GAAP	5.1(f)(ii)
Governmental Entity	5.1(d)(i)
Guarantee	Recitals
Guarantor, Guarantors	Recitals
Hazardous Substance	5.1(l)
HSR Act	5.1(d)(i)
Indebtedness	5.1(b)(iv)
Indemnified Parties	6.11(a)
Intellectual Property	5.1(o)(i)
IRS	5.1(i)(ii)
Knowledge	5.1(f)
Laws	5.1(e)
Licenses	5.1(e)
Lien	5.1(b)(i)
Material Contract	5.1(p)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	5.1(i)(ii)
Non-U.S. Benefit Plans	5.1(i)(i)
Offer Documents	4.5(c)
Order	7.1(c)
Organizational Documents	5.1(a)
Other Antitrust Approvals	7.1(b)
Parent	Preamble
Parent Approvals	5.2(d)(i)
Parent Disclosure Letter	5.2
Parent Expenses	8.5(b)
Parent Termination Fee	8.5(c)

Paying Agent	4.2(a)
Pension Plan	5.1(i)(ii)
Performance Unit	4.3(b)
Permitted Liens	6.1(a)
Person	4.2(d)
Per Share Merger Consideration	4.1(a)
Proxy Statement	6.3
Representatives	6.2(a)
Requisite Company Vote	5.1(c)(i)
Requisite Parent Vote	5.2(c)
RSU	4.3(c)
SEC	5.1(f)(i)
Securities Act	5.1(d)(i)
Senior Notes	4.5(a)
Share, Shares	4.1(a)
Stockholders Meeting	6.4
Significant Subsidiary	5.1(a)
Solvent	5.2(i)
Stock Plans	5.1(b)(i)
Subsidiary	5.1(a)
Superior Proposal	6.2(c)
Surviving Corporation	1.1
Takeover Statute	5.1(j)
Tax, Taxes	5.1(m)
Tax Return	5.1(m)
Termination Date	8.2
Trademarks	5.1(o)(i)
U.S. Benefits Plans	5.1(i)(ii)
WARN	5.1(n)(ii)